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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



09040986

SEC FILE NUMBER
8-24792

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___April 1, 2008___ AND ENDING ___March 31, 2009___
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

KW Securities Corporation

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Bayhill Drive, Suite 170

(No. and Street

San Bruno   **CA**   **94066**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence A. Krause   **650-266-8055**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6ᵗʰ Floor   **San Francisco**   **CA**   **94105**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not
                    required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Lawrence A. Krause**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **KW Securities Corporation**, as of **March 31, 2009**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

_____
Title

Subscribed and sworn to before me *Gopal C Patel, Notary Public*
this *29* day of *May* 2009

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5.
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3.

● ** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Independent Auditors' Report

To the Board of Directors of
KW Securities Corporation

We have audited the accompanying statement of financial condition of KW Securities Corporation (the "Company") as of March 31, 2009, and the related statements of operations and changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KW Securities Corporation as of March 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harb, Levy + Weiland LLP

San Francisco, California
May 27, 2009

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105   Tel: 415 974 6000   Fax: 415 974 5488
e-mail: hlw@hlwcpa.com   ■   www.hlwcpa.com

KW Securities Corporation
Statement of Financial Condition
March 31, 2009

Assets

Cash	$	3,754
Deposit with clearing-broker		50,000
Commissions receivable		14,986
Total assets	$	68,740

Liabilities and Stockholder's Equity

Liabilities:

Due to parent	$	11,500
Accounts payable and accrued expenses		5,840
Total liabilities		17,340

Stockholder's equity:

Common stock, $1 par value:		
Authorized: 500,000 shares;		
Issued and outstanding: 4,500 shares		4,500
Retained earnings		46,900
Total stockholder's equity		51,400
Total liabilities and stockholder's equity	$	68,740

See Accompanying Notes to Financial Statements

- 2 -

KW Securities Corporation
Statement of Operations
Year Ended March 31, 2009

Revenues:

Commissions	$	243,410
Interest and dividends		972
Other		1,010
Total revenues		245,392

Expenses:

Management fees	229,605
Clearing and brokerage	11,841
Professional fees	4,840
Licenses, fees and other	3,123
Total expenses	249,409
Net Loss	$ (4,017)

See Accompanying Notes to Financial Statements

KW Securities Corporation
Statement of Changes in Stockholder's Equity
Year Ended March 31, 2009

| | Capital Stock | | | Total |
| | Common Stock | | Retained | Stockholder's |
	Shares	Amount	Earnings	Equity
Balances, April 1, 2008	4,500	$ 4,500	$ 50,917	$ 55,417
Net Loss	-	-	(4,017)	(4,017)
Balances, March 31, 2009	4,500	$ 4,500	$ 46,900	$ 51,400

See Accompanying Notes to Financial Statements

KW Securities Corporation
Statement of Cash Flows
Year Ended March 31, 2009

Cash flows from operating activities:

Net loss	$	(4,017)

Adjustments to reconcile net loss to net cash
used in operating activies:

Increase in commissions receivable	(7,252)
Increase in due to parent	3,766
Increase in accounts payable and accrued expenses	3,298
Total adjustments	(188)

Net cash used in operating activities		(4,205)
Cash, beginning of year		7,959
Cash, end of year	$	3,754

See Accompaying Notes to Financial Statements

- 5 -

1. <u>Summary of Business and Significant Accounting Policies</u>

<u>Business</u>

KW Securities Corporation (the "Company") is a California corporation formed in 1980. The Company is registered with the Securities and Exchange Commission (SEC) as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

<u>Method of Accounting</u>

The Company uses the accrual method of accounting for financial reporting and the cash method of accounting for income tax purposes.

<u>Cash</u>

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

<u>Commissions Receivable</u>

The Company clears securities transactions through third-party broker/dealers and financial institutions. The clearing entity collects commissions earned and remits to the Company its share of commissions collected.

<u>Revenue Recognition</u>

Commission revenue and related expenses arising from securities transactions are recorded on a trade-date basis.

1.   Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a wholly-owned subsidiary of KW Financial Services, Inc. and is included in the consolidated income tax returns filed by its parent company. A portion of the consolidated income tax liability is allocated to the Company, as if the Company had filed separate income tax returns. There was no liability allocated to the Company for the year ended March 31, 2009 because management believes it to be immaterial to the financial statements.

The Financial Accounting Standards Board ("FASB") has issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 establishes new guidance on recognition and measurement of certain tax positions in the Company's financial statements. FIN 48 was to be effective for the Company beginning in 2008. However, the FASB has delayed the effective date of FIN 48 for all non-public entities until 2009. Management believes that adoption of FIN 48 will not impact the Company's financial condition or results of operations.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2009, the Company had net capital of $36,414, which was $11,414 in excess of its required net capital of $25,000. The Company's aggregate indebtedness to net capital ratio was 0.4762 to 1.

3.　　Related Party Transactions

The Company is a wholly-owned subsidiary of KW Financial Services, Inc. (the "Parent") and has entered into an expense-sharing agreement with the Parent whereby the Company reimburses the Parent for a pro-rata share of overhead expense allocable to its operations. During the year ended March 31, 2009, the Company paid $229,605 as a reimbursement to the Parent for its share of expenses; such payments are reported as management fees in the accompanying statement of operations. As of March 31, 2009, the Company had $11,500 payable to the Parent for management fees, which is recorded as "due to parent" in the accompanying statement of financial condition.

4.　　Deposit with Clearing-Broker

Under the Company's clearing agreement, a good faith deposit of $50,000 is required to be held at RBC Dain Correspondent Services. As of March 31, 2009, the Company had $50,000 on deposit with RBC Dain Correspondent Services.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: KW Securities Corporation   as of   March 31, 2009

1. Total ownership equity from Statement of Financial Condition..	$ 51,400	3480
2. Deduct ownership equity not allowable for Net Capital..	( )	3490
3. Total ownership equity qualified for Net Capital..	51,400	3500
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital..............		3520
B. Other (deductions) or allowable credits (List)..		3525
5. Total capital and allowable subordinated liabilities..	$ 51,400	3530

6. Deductions and/or charges:

A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)...	14,986	3540		
B. Secured demand note delinquency.................................		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges.................................		3610	(14,986)	3620
7. Other additions and/or allowable credits (List)..				3630
8. Net capital before haircuts on securities positions..			36,414	3640

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):

A. Contractual securities commitments.................................		3660		
B. Subordinated securities borrowings.................................		3670		
C. Trading and investment securities:				
1. Exempted Securities.................................		3735		
2. Debt securities.................................		3733		
3. Options.................................		3730		
4. Other securities.................................		3734		
D. Undue Concentration.................................		3650		
E. Other (List).................................		3736		3740
10. Net Capital..			$ 36,414	3750

OMIT PENNIES

Notes:
  Non-allowable assets:
    Commissions receivable $ 14,986

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: KW Securities Corporation   as of   March 31, 2009

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)..	$	1,156	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)...		25,000	3758
13. Net capital requirement (greater of line 11 or 12)		25,000	3760
14. Excess net capital (line 10 less 13)...		11,414	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)...		34,680	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition..		17,340	3790

17. Add:

A. Drafts for immediate credit...	$	3800	
B. Market value of securities borrowed for which no equivalent value is paid or credited..	$	3810	
C. Other unrecorded amounts (List)...	$	3820	3830

19. Total Aggregate indebtedness...		17,340	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10).......................................		47.62%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)...........................			3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits..		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)...		3880
24. Net capital requirement (greater of line 22 or 23)...		3760
25. Excess capital (line 10 or 24)...		3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000..		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1.   Minimum dollar net capital requirement, or
2.   6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and   partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

KW Securities Corporation
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
March 31, 2009

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

KW Securities Corporation
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
March 31, 2009

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession and control provisions of Rule 15c3-3.

KW Securities Corporation
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
For The Year Ended March 31, 2009

1.   Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 35,722	$ 27,235	76.24%
Differences:			
Accrrual of commissions revenue (1)	3,386		
Non-allowable assets (2)	(12,589)		
Incorrect accrual of payable			
to related party (3)	9,895	(9,895)	
Computation per Schedule I	$ 36,414	$ 17,340	47.62%

(1)   Difference arose from audit adjustments relating to accrual of commissions revenues earned in March 2009 but not recorded until April 2009.

(2)   Difference arose from audit adjustments relating to non-allowable assets for commissions receivable.

(3)   Difference arose from audit adjustment relating to incorrect accrual of payable to related party.

2.   Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.



To the Board of Directors of
 KW Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of KW Securities Corporation (the "Company"), as of and for the year ended March 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com   ■   www.hlwcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and the use of management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hood, Levy + Weiland LLP

San Francisco, California
May 27, 2009

KW SECURITIES CORPORATION

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

MARCH 31, 2009